Exhibit 99.1

China Biologic Reports Financial Results

for the Third Quarter of 2020

BEIJING, China – November 24, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the third quarter of 2020.

Third Quarter 2020 Financial Highlights

•	Total sales in the third quarter of 2020 increased by 0.8% in RMB terms and 1.8% in USD terms to $138.5 million from $136.1 million in the same quarter of 2019.
•	Gross profit increased by 4.4% to $92.5 million from $88.6 million in the same quarter of 2019. Gross margin increased to 66.8% from 65.1% in the same quarter of 2019.
•	Income from operations decreased by 1.9% to $52.0 million from $53.0 million in the same quarter of 2019. Operating margin decreased to 37.5% from 38.9% in the same quarter of 2019.
•	Non-GAAP adjusted income from operations increased by 11.7% in RMB terms and 12.8% in USD terms to $69.4 million from $61.5 million in the same quarter of 2019.
•	Net income attributable to the Company decreased by 16.0% to $39.5 million from $47.0 million in the same quarter of 2019. Diluted earnings per share decreased to $0.99 compared to $1.21 in the same quarter of 2019.
•	Non-GAAP adjusted net income attributable to the Company increased by 0.2% in RMB terms and 1.3% in USD terms to $55.1 million from $54.4 million in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share was $1.39 compared to $1.40 in the same quarter of 2019.

NOTE: Detailed financial statements and information are available through this link: https://mma.prnewswire.com/media/1341457/China_Biologic_Third_Quarter_2020_Financial_Results.pdf

“This quarter China Biologic reported an encouraging rebound in revenue from the second quarter and a slight increase on a year-over-year basis, reflecting our efforts to regain sales momentum following the COVID-19 disruption,” said Joseph Chow, Chairman and CEO of China Biologic. “Thanks to recent measures to improve sales and marketing efficiencies, we recorded non-GAAP operating income growth of nearly 12% over the same quarter last year. During the quarter we further optimized our commercial team structure, enhanced our medical marketing support function, implemented a multidimensional evaluation system for staff performance and established better incentive and compensation structures. These strategic initiatives position us to cope with ongoing pandemic-related macro-uncertainties as well as potentially intensifying market competition, in the face of a short-term decline in demand and supply surge as observed in our peer companies’ recent batch approval records.”

“Beyond sales and marketing, our long term growth initiatives, including construction of new plasma collection stations and R&D projects, are well on track. We are pleased to report that our newly built collection station in Chongqing city recently passed official inspection with commercial operations to commence soon, and two new collection stations in Shandong province are expected to commercially launch in early 2021. With the continuing expansion of our plasma collection capacity and progress in our product pipeline, CBPO is well positioned to meet the increasing market demands for plasma protein therapeutics in China in the coming years.”

Recent Development

As previously announced, on November 19, 2020, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with CBPO Holdings Limited (“Parent”) and CBPO Group Limited (“Merger Sub”), a wholly owned subsidiary of Parent, which contemplates that Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive $120.00 in cash without interest, except for Excluded Shares and Dissenting Shares (each as defined in the Merger Agreement). If completed, the merger will result in the Company becoming a privately-held company and its shares will no longer be listed on the NASDAQ Global Select Market.

The closing of the merger is currently expected to occur during the first half of 2021 and is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the ordinary shares of the Company present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders and (ii) that the aggregate amount of dissenting shares shall be less than 8% of the total outstanding ordinary shares of the Company immediately prior to the effective time of the merger.

The Company does not undertake any obligation to provide any update with respect to the merger or any other transaction, except as required under applicable law.

Conference Call

The Company’s management will hold a conference call at 7:30 a.m. ET on Wednesday, November 25, 2020, which is 8:30 p.m. Beijing Time on November 25, 2020, to discuss third quarter 2020 results. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905945
Mainland China:	4001 201203

A telephone replay will be available one hour after the conclusion of the conference call through December 2, 2020. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10149967

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com/.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying the detailed financial statements and information available through the link in the notes of this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, the occurrence of any event, change or circumstance that could give rise to the right of the Company or Parent to terminate the Merger Agreement, the ability to obtain the approval of the Merger Agreement by the shareholders of the Company, a delay in the closing of the merger, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.